Filed by: PIMCO Funds (Commission File No. 333-233450)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 and Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: PIMCO Equity Series (Commission File No. 333-164077)

Dear [Adviser]

On August 23, 2019, a registration statement supplement was filed for the PIMCO EqS® Long/Short Fund announcing the Board of Trustees’ approval of submitting to PIMCO EqS® Long/Short Fund shareholders a proposal to reorganize the PIMCO EqS® Long/Short Fund with and into the PIMCO RAE Worldwide Long/Short PLUS Fund.

Any of your clients who are shareholders in the PIMCO EqS® Long/Short Fund (other than Class I-3 shareholders) will be receiving, or may have already received, a definitive proxy statement/prospectus in the mail regarding a shareholder meeting on November 22, 2019 to consider a proposal to reorganize the Institutional Class, I-2, Class A and Class C shares of the PIMCO EqS® Long/Short Fund into the corresponding share classes of the PIMCO RAE Worldwide Long/Short PLUS Fund (the “Reorganization”). Please note, a prospectus sticker was filed on August 23, 2019 notifying shareholders of the PIMCO EqS® Long/Short Fund Class I-3 shares planned liquidation on or about November 21, 2019.

The proxy materials will include several important points for shareholders to consider regarding the Reorganization. Shareholders should read the proxy statement/prospectus carefully when it is available because it contains important information regarding the Reorganization.

Shareholders may obtain a copy of the registration statement supplement and proxy statement/prospectus for free at the Securities and Exchange Commission website. For more information, you may obtain a copy of the proxy statement/prospectus at https://vote.proxyonline.com/PIMCOFunds/docs/PES2019.pdf, and if you have any questions about the proxy statement/prospectus, please call AST Fund Solutions LLC, the PIMCO EqS® Long/Short Fund’s proxy solicitor, toll free at 888.628.1041.

Best,

PIMCO